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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                     Commission File No. 0-27190

(Check One):  [  ]  Form 10-K   [  ] Form 20-F  [  ] Form 11-K  [x] Form 10-Q
              [  ]  Form N-SAR

For the period ended:               September 30, 2001
                     -----------------------------------------------------------

  [  ]  Transition Report on Form 10-K     [  ]  Transition Report on Form 10-Q
  [  ]  Transition Report on Form 20-F     [  ]  Transition Report on Form N-SAR
  [  ]  Transition Report on Form N-SAR

For the transition period ended:________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________


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                         PART I. REGISTRANT INFORMATION


Full name of registrant:      5B TECHNOLOGIES CORPORATION
                        --------------------------------------------------------

Former name if applicable:
                           -----------------------------------------------------

Address of Principal Executive Office (STREET AND NUMBER):

                              100 Sunnyside Boulevard
                         -------------------------------------------------------

City, State and Zip Code:     Woodbury, New York 11797
                         -------------------------------------------------------


                         PART II. RULE 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE


State below in reasonable detail the reasons why Forms 1O-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

            The Company was delayed in the preparation of its quarterly report on Form 10-Q for the period ended September 30, 2001 due to staff limitations in the Registrant's


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      finance department and the need for members of the finance department staff to address pressing customer issues, as well as management's focus and diversion of resources in connection with the acquisition of certain of the assets of Galt Corporation and negotiation of related documents.


                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.


               Robert Newman                 (212)             471-8500
          --------------------------    ----------------   ---------------------
                  (Name)                   (Area Code)     (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                      [x]  Yes    [  ]  No

      If the answer is no, identify report(s)


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [  ]  Yes   [x]  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           5B TECHNOLOGIES CORPORATION
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2001                         By: /s/ Glenn Nortman
     ------------------                             ----------------------------
                                                Name:  Glenn Nortman
                                                Title: Chief Executive Officer




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